YUKON-NEVADA GOLD CORP. ANNOUNCES THE RECOMMENCEMENT OF
EXPLORATION DRILLING AT JERRITT CANYON UNDER THE DIRECTION OF A
NEW CHIEF GEOLOGIST

Vancouver, BC – July 22, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce that as of July 12, 2010 it has recommenced underground exploration drilling at its gold producing Jerritt Canyon property located 50 miles from Elko, Nevada. In addition the Company is pleased to announce that Mr. William Hofer has been recently appointed as the Chief Geologist at Jerritt Canyon. The Jerritt Canyon Mine is operated by Yukon-Nevada Gold Corp.’s (“YNG” or the “Company”) wholly owned subsidiary Queenstake Resources USA, Inc. (“Queenstake”).

Mr. Hofer has over twenty three years of precious metals mining and exploration experience and has worked throughout the western United States, Canada and China. He graduated from the University of South Dakota with a Bachelor of Science Degree in Geology. Mr. Hofer has conducted work for INCO Gold/TVX Gold at the Mineral Hill Mine in Montana; Kinross/Candelaria Mining Co. at the Candelaria Mine in Nevada; and Homestake Mining Company at the Lead Mine in South Dakota. He also has significant experience with project management, underground and open-pit mine operations, mine prefeasibility and feasibility studies, mine construction and pre-production development, ore reserves and deposit modeling, and exploration programs. Mr. Hofer’s geological experience will greatly benefit the Company as it moves towards expanding its reserves and resources at Jerritt Canyon.

Mr. Hofer, along with Laura Symmes, the Jerritt Canyon Project Geologist, has designed both the 2010 underground and surface drilling programs. The 2010 underground exploration program includes approximately 12 diamond drill holes totaling 14,400 feet.

Plans for a surface exploration drilling program are currently being finalized. This surface exploration program is focusing on the northern half of the property in previously disturbed areas and will include approximately 35,000 feet in over 30 drill holes. The surface exploration drill program is scheduled to start in mid-August.

The goals of the 2010 Jerritt Canyon drill programs include:

  Resource conversion/expansion adjacent to the existing Smith & Steer/SSX Mine underground infrastructure and thereby increasing the current life-of-mine duration of 4 years (at a projected steady-state 150,000 oz Au production per year) by an additional 3 to 4 years;
  Exploration along known resource trends distal to existing underground infrastructure (> 1,000 lateral feet) using wide-spaced drilling;

  New resource discovery targeting the Hanson Creek IV unit in the Winters Creek and Ridge fault zone areas; and
  Evaluation of areas of historic surface production in the Generator pit areas.

The resource conversion drill holes will target Zones 4, 5, and 8 near the Smith Mine and the West Mahala resource located southeast of the existing SSX-Steer mine complex workings. Exploration drill holes will focus on expanding resources in the following areas: West Mahala, East Dash, and Coulee (Zones 1, 3, 4 and 8 at Smith Mine).

The 2010 underground and surface drilling programs are designed to provide continuing production from the existing mines and continue to extend the longevity of Jerritt Canyon. Future exploration programs within the 119 square mile Jerritt Canyon property will be undertaken with the objective of discovering new gold mines.

The current Smith mine plan has a scheduled life that extends at least into 2014. A 2.5 -year mine design on the Steer-SSX underground mine complex is mostly completed.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties in addition to the planned acquisitions mentioned above.

This news release was reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, M.Sc., the Qualified Person for purposes of this release.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.